Exhibit (n)(2)

Consent of Independent Auditors

We consent to the use in the registration statement (No. 333-233803) on Form N-2 of Franklin BSP Lending Corporation (formerly Business Development Corporation of America) of our report dated March 10, 2020, with respect to the consolidated balance sheets of Kahala Ireland OpCo Designated Activity Company as of December 31, 2019 and 2018, the related consolidated statements of income, changes in members' equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

KPMG

Dublin, Ireland

February 24, 2022